Griffin Land & Nurseries, Inc.

90 Salmon Brook Street

Granby, CT 06035

(860) 653-4541 Phone

(860) 653-2919 Fax

July 30, 2010

VIA EDGAR AND FAX

John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:         Griffin Land & Nurseries, Inc. (“Griffin” or “Company”)

File No. 1-12879

Form 10-K for the fiscal year ended November 28, 2009 (the “Form 10-K”) (Filed February 10, 2010)

Dear Mr. Reynolds:

We are writing in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter dated July 21, 2010 to Frederick M. Danziger.  The comments are repeated below, followed by Griffin’s response.

Comment

We reissue comment one from our letter dated April 15, 2010.  We note that exhibit 10.36 has not been filed in its entirety in the Form 10-Q for the quarter ended May 29, 2010.  Please confirm that you will file in your next periodic report this exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K.

Response

The Company believes that it has complied with the substance of the Staff’s prior comment.  When the Company filed Exhibit 10.36 in its Form 10-Q for the quarter ended May 29, 2010 in response to the Staff’s prior comment, the Company filed all of the exhibits to such Exhibit, except that, in good faith, it omitted certain diagrams that comprise the whole of Exhibit E “Plans and Specifications” and a site layout map that is attached to the letter dated February 5, 2009 in Exhibit M.

Exhibit E in its entirety consists of floor plans, a roof plan, exterior elevation diagrams and wall sections diagrams.  These diagrams have been reduced from their original large-format size to fit on standard letter-size paper, and thus they have limited readability.  The site layout map omitted from Exhibit M merely illustrates the area of wetlands in relation to the building as described in the body of the letter that was filed in Exhibit M. The Company respectfully submits that the omission of these items does not impact an investor’s ability to understand the agreement, nor is there a substantial likelihood that a reasonable investor would attach importance to the omitted items in determining whether to buy or sell the Company’s securities.

The Company also notes that, while Section 12.20 of Exhibit 10.36 makes reference to Exhibit S, such reference was in error as Exhibit 10.36 does not in fact contain an Exhibit S.

Comment

We note that Exhibit 10.42 to the Form 10-Q for the quarter ended February 27, 2010 has not been filed in its entirety.  Please confirm that you will also file this exhibit in its entirety in your next periodic report.

Response

Griffin will file Exhibit 10.46 in its entirety in its next periodic report.

* * * * *

Griffin acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss this response, please call the Company’s counsel, John Giouroukakis, at (212) 906-1754 of Latham & Watkins LLP.

Sincerely

/s/ Anthony J. Galici
Anthony J. Galici
Vice President, Chief Financial Officer and Secretary

cc:	J. McGuirk — SEC
P. Howell — SEC
J. Giouroukakis — Latham